UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

MOSSIMO, INC.
(Name of Subject Company (Issuer))

MOSSIMO, INC.
(Name of Filing Person)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

619696 10 7
(CUSIP Number of Class of Securities)

Copy to: Cary K. Hyden, Esq. Latham & Watkins 650 Town Center Drive Suite 2000 Costa Mesa, California 92626 (714) 540-1235	Copy to: Paul Tosetti, Esq. Latham & Watkins 633 W. 5th Street Suite 4000 Los Angeles, California 90071 (213) 485-1235	Copy to: Thomas Magill, Esq. James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP Jamboree Center 4 Park Plaza, Suite 1400 Irvine, California 92614-8557 (949) 451-3800
Copy to: Mark Bonenfant Buchalter, Nemer, Fields & Younger 601 Figueroa Street Ste# 2400 Los Angeles, California 90017 (213) 891-5020

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

MOSSIMO GIANNULLI AND MOSSIMO, INC. ANNOUNCE EXECUTION OF
AGREEMENT FOR ACQUISITION OF PUBLIC MINORITY STAKE IN MOSSIMO, INC.

SANTA MONICA, CA (September 22, 2005)—Mossimo, Inc. [NASDAQ: MOSS] and Mossimo Giannulli (Giannulli) announced that they have reached an agreement for Giannulli to acquire the outstanding publicly held minority shares of Mossimo for $5.00 per share. The price represents a 50.6% premium over the April 11, 2005 closing price of $3.32 and a 25% premium over Giannulli's original proposal of $4.00 per share made on April 11, 2005. Mossimo, Inc.'s full Board of Directors, with a unanimous recommendation of a Special Committee comprised of independent directors, unanimously approved the transaction. The transaction will be structured as a cash tender offer by Mossimo Acquisition Corp. (MAC), a wholly-owned subsidiary of Mossimo Holding Corp. (MHC), itself a corporation wholly-owned by Giannulli, to be commenced in approximately two weeks, followed by a merger. Upon completion of the transaction, which Giannulli expects will be completed by the end of November, MAC will merge with and into Mossimo, Inc., so that Mossimo, Inc. will become a wholly owned subsidiary of MHC.

"I am pleased to reach an agreement that provides a full and fair price to Mossimo, Inc.'s stockholders. This transaction will allow Mossimo, Inc.'s stockholders the opportunity to gain liquidity and receive a substantial cash premium over the April 11 closing price," said Giannulli.

As the next step in the process, Giannulli and MAC expect to commence a tender offer that will be subject to the condition that the majority of the publicly held minority shares are validly tendered and not withdrawn before the expiration of the tender offer, as well as other customary conditions, including the receipt of financing sufficient to complete the tender offer and the merger.

Piper Jaffray & Co. is serving as Giannulli's exclusive financial advisor in this transaction. Houlihan Lokey Howard & Zukin is serving as exclusive financial advisor to the Special Committee of Mossimo, Inc.'s Board of Directors in this transaction. CIT Group/Commercial Services, Inc. has committed, subject to certain conditions and execution of definitive loan documents, to provide approximately $22 million to fund the transaction, pay related fees and expenses, and provide Giannulli and MAC additional liquidity.

Founded in 1987, Mossimo, Inc. is a designer, licensor and distributor of men's, women's, boy's and girl's apparel, footwear, and other fashion accessories such as jewelry, watches, handbags, and belts.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Mossimo, Inc. common stock. The solicitation of offers to sell Mossimo, Inc. shares will only be made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials. Mossimo, Inc. stockholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase and Mossimo, Inc.'s solicitation/recommendation statement on Schedule 14D-9 and other relevant documents filed with the SEC by Giannulli, MHC, MAC and Mossimo, Inc. when they become available because they will contain important information.

Mossimo, Inc. stockholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or by directing a request to Mossimo, Inc. at 2014 Broadway, Santa Monica, CA 90404, Attention: Chief Financial Officer.

CAUTIONARY STATEMENT: Statements in this release represent the current intentions, plans, expectations and beliefs of Giannulli and Mossimo, Inc. and involve risks and uncertainties that could cause actual events to differ materially from the events described in this release, including risks or uncertainties related to whether the conditions to the tender offer will be satisfied, and if not, whether the tender offer and merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the apparel industry or the business or prospects of Mossimo, Inc. Giannulli and Mossimo, Inc. wish to caution the reader that these factors, as well as other factors described or to be described in Giannulli's or Mossimo, Inc.'s SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from Giannulli's or Mossimo, Inc.'s current expectations described herein.